October 2024 CANDRIAMO A NEW YORK LIFE INVESTMENTS COMPANY Code of Ethics Candriam

Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

Code of Ethics

Status: FINAL	Document Type: Policy	Version: V 3 Issuing Date: 07/06/2015

General Information

Process Owner: Compliance

Responsible (Policy owner)	Business Unit
Global Head of Compliance	Compliance
Contact / Backup	**Department**
Head of Conduct & Compliance Advisory	Compliance
Other Contributor(s)	**Department(s)**
Senior Compliance Officer	Compliance
Data classification	**Criticality level**
Confidential	Medium

Approval Authorities

Responsible	Date of last approval
Board of Management	21/10/2024

Versions

Version	Revision Date	Author	Changes
1	11/03/2021	Compliance	Update of the Policy
2	31/08/2023	Conduct & Compliance Advisory	- Reformat: SupermanCo - Update of the Policy with: • Precisions towards the countries included for sovereign bond (Points 4 & 5, appendixes). • Obligation of certification after a period of absence (point 8)
3	16/09/2024	Conduct & Compliance Advisory	1.1.: The word Delegate is defined to avoid any misunderstanding. 6.2.: The transaction reporting process is shifting from a post-trade approval model, where transactions are submitted for validation one day after execution, to a pre-trade approval model, which requires prior validation before any transaction is carried out.

Table of contents.

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1. Introduction to the Code of Ethics 5 1.1. Definitions 5 1.2. Purpose 8 1.3. Scope 8 1.4. Policy owner and review of the Policy 8 1.5. General requirements, principles, and applicable regulatory framework 9 1.5.1. Fiduciary principles 10 1.5.2. Compliance with Law 11 1.5.3. Additional Prohibitions 11 1.5.4. Acknowledgement of receipt and Certification 11 1.6. Related policies and procedures 11 2. Roles and Responsibilities 12 2.1. The Board of Directors 12 2.2. The Board of Management 12 2.3. The Compliance Department 12 2.4. All employees 12 3. Prohibition on insider dealing and market manipulation 13 4. Authorized personal account transactions for non -covered persons 14 5. Authorized personal account transactions. for covered persons 14 6. General requirements regarding personal transactions-All staff members 15 6.1. Initial Holdings disclosure 15 6.2. Declaration of transactions 15 6.3. Holdings period requirement 16 6.4. Initial Public Offering and Limited Private Ofering (Private Placement) 16 6.5. Annual security account statement 16 6.6. Annual Certification 16 6.7. Restricted Security List 16 7. Additional requirements regarding personal transactions-covered persons 17 7.1. Quarterly Certification 17 7.2. Confirmation of personal transactions 17 8. Exceptions from reporting requirements 17 9. US Registered representatives 18 10. The Board of Directors 18 11. Miscellaneous 18 11. 1. Chief Legal & Compliance Officer 18 11.2. Review Procedures 18 11.3. lnterpretation 19 11.4. Reporting of Violations 19 11.5. Sanctions 19

11.6. Records 19 11.7. Confidentiality 19 11.8. Investment Clubs 20 12. U.S. Employee b enefit plans and Erisa 20 13. Data protection 20 14. Concluding provisions 20 15. Exhibit s 20 15.1. Exhibit 1- Covered accounts 20 15.2. Exhibit 2A- Covered persons only and their Relatives 22 15.3. Exhibit 28- Candriam Staff Members excluding Covered Persons 23 15.4. Exhibit 3- Covered Account over which the Covered Person has no direct or indirect influence or control (“Covered account managed by a Delegate without inter vention”) 24

Code of Ethics

1. Introduction to the Code of Ethics

This Code of Ethics ("COE"), as amended from time to time, applies to all employees (including trainees, VIE and any person working under an open-ended or fixed-term employment contract with Candriam), officers, senior management, and directors (hereafter, the "Staff Members") of Candriam Luxembourg including its subsidiaries and branches (hereafter collectively referred to as "Candriam").

Employees personal securities transactions may raise potential conflicts of interest or be used to carry out market abuses and are therefore subject to special conditions. The following restrictions on transactions and actions to be taken are designed to provide a credible safeguard against abuses of trust and thus protect both Candriam and its Staff Members.

Adherence to this Code is a fundamental and absolute condition of service with Candriam. Candriam will provide a copy of this Code and inform employees of any subsequent amendments promptly after its effective date. New employees are informed and trained about their obligations related to the COE shortly after joining the Company. Copies of this Code are always available on the Intranet for all Staff Members.

Violations of the COE may result in the imposition of sanctions on employees, including suspension or dismissal from Candriam's employment.

This Code shall be read in conjunction with the Code of Conduct, the Conflict-of-Interest Policy and the Market Abuse Policy.

1.1. Definitions

Term	Description
Candriam	Candriam, société en commandite par actions, its branches and subsidiaries (hereafter collectively referred to as "Candriam")
Board of Directors	The Board of Directors shall mean the body who, under company law, monitors the management by the Senior Management. The Board of Directors shall have the overall responsibility for the institution. It shall ensure execution of activities and preserve business continuity by way of sound central administration and internal governance arrangements. Please refer to CSSF Circular 18/698 for further information.
Board of Management	Board of Management shall be intended as the "Senior Management". Senior Management means the persons who effectively conduct the business of the IFM within the meaning of Article 102(1)(c) of the 2010 Law and Article 7(1)(c) of the 2013 Law (hereinafter the "conducting officers") irrespective of the form or legal structure of the IFM. Please refer to CSSF Circular 18/698 for further information.
CSSF	The Luxembourg regulator of the financial sector (*Commission de Surveillance du Secteur Financier*)
Policy	"Policy" shall include a system of detailed key measures/principles/guidelines to be implemented to achieve the strategy of the Company with regards to specific topics: • Set of general guidelines that outline the organization's plan for tackling an issue. • Communication of the connection between the organization's vision and values and its day-to-day operations. • Guidance for the day-to-day actions and strategies but allowing flexibility. Formal statement of a principle that should be followed by its intended audience.
Business Unit	The Business Unit is either a department or a team within Candriam that represents a specific line of business, and it is part of the value chain of activities of the company. A Business Unit often develops and implements its own processes independently
Employee	Candriam employees, employees of Candriam group companies insourced by Candriam and any temporary employees

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Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

Automatic investment plan	A program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.
Candriam ETF	It refers to exchange traded funds on commodities or that hold at least 30 underlying securities for which Candriam or its affiliates (including New York Life entities) act as Management Company or investment adviser, Investment manager or placement agent.
Candriam Funds	It refers to open-ended funds (UCITS, AIF, OIECs, U.S. registered investment companies and similar funds offered to the public), whether or not organized in the EU for which Candriam and its affiliates (including New York Life entities) act as Management Company or investment adviser, investment delegate, Investment manager or placement agent
COE	It refers to the Code of Ethics
Covered Account	It refers to the type of accounts that have to be disclosed by Staff Members as defined under Exhibit 1
Covered Person	It refers to Staff Members subject to Candriam's supervision and who either: a) have access to non-public information regarding: - any purchase or sale of securities on behalf of a portfolio (including separately managed account, investment funds) advised or sub-advised by Candriam or - the holdings of any portfolio (including separately managed account, investment funds) which Candriam serves as an adviser or sub-adviser or any such investment company whose adviser or principal underwriter controls, is controlled by, or is under common control with Candriam; and/or b) are involved in making securities recommendations to clients and/or portfolio (including separately managed account, investment funds), or who have access to such recommendations that are non-public. Covered persons also include: - persons discharging managerial responsibilities at Candriam, as well as persons closely associated with them ("Relatives"). - portfolio managers and research staff, as well as persons closely associated with them ("Relatives").
Investment Club	A group two or more people, each of whom contributes monies to an investment pool and participates in the investment making decision process and shares in the investment returns.
Personal transactions	Transactions in any investments effected by: (a) the staff member for her/his own account (independently whether the transactions undertaken on such account by staff member himself are for her/his direct or indirect benefit or that of another person) or (b) the staff member for any other person who has given to the staff member, in her/is personal capacity, permission or authority to transact on their behalf. In summary to the above, transactions conducted by third parties are also deemed personal transactions if a staff member has a beneficial interest in whole or in part or makes investment decisions. Within the scope of this Code, the term "personal transactions" and "personal account dealing" have a broad interpretation. Besides securities in the usual sense, it also includes all transactions in respect of derivative instruments. This Code therefore applies to all types of transaction, not just those conducted, for example, on the stock exchange. The Code does not concern cryptocurrencies or digital currencies, such as Bitcoin or Ether, which are a virtual or digital representations of value.
Non-Candriam ETF	It refers to exchange traded funds on commodities or that hold at least 30 underlying securities for which Candriam, or its affiliates (including New York Life

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entities) do not act as Management Company or investment adviser, Investment manager or placement agent It refers to open-ended funds (UCITS, AIF, OIECs, U.S. registered investment companies and similar funds offered to the public), whether or not organized in the Non-Candriam EU for which Candriam or its affiliates (including New York Life entities) do not act Funds as Management Company or investment adviser, investment delegate, Investment manager or placement agent Relatives It refers to Covered Person’s spouse, children or relatives who reside in the same household. Refers to an individual or entity that has been authorized or assigned the Delegate responsibility to make investment decisions on behalf of another party, such as an investor, a board, or a company.

1.2. Purpose Code of Ethics hereafter (the “Policy” or “COE”) describes the framework established by Candriam in order to set out the principles and rules applicable to potential conflicts of interest. This COE is designed to ensure, among other things, that the personal securities transactions of Candriam’s Staff Members are conducted in accordance with the following principles, and all other applicable policies and procedures (including Candriam’s ERISA Plan Compliance Policy): (i) a duty at all times to place the best interests of Candriam’s clients first and foremost . (ii) the requirement that all personal securities transactions be conducted in such a manner as to avoid any actual, potential or appearance of a conflict of interest or any abuse of a person’s position of trust and responsibility. (iii) the requirement that Candriam Staff Members should not take inappropriate advantage of their positions with Candriam. 1.3. Scope The Policy applies to all Candriam employees, including any external contractor as the case may be. Each employee must ensure he/she understands his/her personal role and responsibilities resulting from the Policy. The Policy applies as well to any Candriam branch or subsidiary, when applicable, and its respective employees. 1.4. Policy owner and review of the Policy The Global Head of Compliance of Candriam is formally appointed as the owner of this Policy. Any amendments thereof must be duly approved by the Board of Management and the Board of Directors of Candriam. If you have any queries or comments regarding the information contained in this document, please contact the Policy Owner. As this Policy has been identified as a Medium as per the criteria defined in the Policy of Policies, Charters & Procedures, at the minimum, the Policy is reviewed/updated every two years- particularly in the case of any changes to applicable standards/regulatory rules. In accordance with Section 5.5.4 “Manual of procedures” of CSSF Circular 18/698, the Policy’s description of the internal functioning, allocation of tasks and reporting lines are part of the procedures manual for employees of Candriam. For the implementation of the Policy, Candriam has put in place intemal rules in the Procedure Manual that must be used as guidelines by employeesfromdifferentfunctions and business units in the exercise of their day-to-day tasks.

Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

1.5. General requirements, principles, and applicable regulatory framework

Candriam is subject to the UCITS Law, the AIFM Law, as well as all relevant applicable laws, regulation and circulars enacted by the CSSF.

This Policy was drafted and implemented to comply with applicable laws, regulations, and internal references:

Issuer	Reference	Type	Description
CSSF	18/698	Circular	Authorisation and organisation of investment fund managers incorporated under Luxembourg law
Compliance Department	Code of Conduct	Internal Code	Set of principles, standards and moral & ethical expectations the Company's employees must adhere to
Luxembourg	Law of 23 December 2016 on market abuse implementing Regulation (EU) No 596/2014	Law	Implements EU regulations on market abuse and insider trading to ensure transparency and integrity in financial markets.
Luxembourg	Law of 17 December 2010 (the "UCITS Law")	Law	Governs undertakings for collective investment in transferable securities (UCITS), implementing the related EU Directive for fund management.
Luxembourg	Law of 12 July 2013 on Alternative Investment Fund Managers (the "AIFM Law").	Law	Regulates alternative investment fund managers in Luxembourg, aligning with the EU AIFM Directive to improve oversight and transparency in alternative investment funds.
Luxembourg	CSSF Regulation 10-4 transposing commission directive 2010/43/EU	CSSF Regulation	Transposes EU directives on organizational requirements and risk management procedures for UCITS management companies in Luxembourg.
Belgium	Law of 19 April 2014 relating to alternative collective investment undertakings and their managers: Article 26.	Law	Regulates alternative collective investment undertakings and their managers, setting rules for investment, governance, and transparency.
Belgium	Law of August 3, 2012, relating to undertakings for collective investment that meet the conditions of Directive 2009/65/EC	Law	Governs collective investment undertakings, ensuring compliance with the EU's UCITS Directive and addressing debt investment undertakings.

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Code of Ethics
CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

Belgium	Royal Decree of 12 November 2012 relating to management companies of undertakings for collective investment which comply with the conditions of Directive 2009/65/EC: Article 27.	Royal Decree	Regulates the management companies of collective investment undertakings in Belgium, ensuring compliance with EU UCITS rules.
Belgium	Law of 25 October 2016 on access to the activity of providing investment services: Article 25, §3.	Law	Governs access to the provision of investment services, including the status, regulation, and oversight of portfolio management and investment advisory firms.
France	Article L533-10 of the Monetary and Financial Code.	Code	Governs rules for financial services, particularly concerning conflicts of interest, investor protection, and organizational requirements.
France	Articles 321-42 to 45 of the AMF General Regulation.	AMF General Regulation	Outlines rules on the internal organization, conflict of interest management, and ethical requirements for investment firms regulated by the French Financial Markets Authority (AMF).
France	Article 63 of Commission Delegated Regulation (EU) No 231/2013	Delegated Regulation	Provides additional rules for alternative investment fund managers, focusing on transparency, risk management, and operational practices for AIFMs operating in France.

1.5.1. Fiduciary principles

Candriam is subject to fiduciary requirements under the laws of jurisdictions in which it offers and provides services to clients.

It is Candriam's policy that Staff Members subject to these requirements must conduct their personal account dealings in securities so as to avoid not only actual conflicts of interest with Candriam's clients, but also that they refrain from conduct which could give rise to the appearance of a conflict of interest that may compromise the trust our clients have placed in us.

These Fiduciary principles are included in the applicable European and local laws of European Union members such as UCITS, MiFID and AIFM Directives.

In addition, the Fiduciary Principles are defined in the US Investment Advisers Act of 1940. As a result, Candriam owes an undivided duty of loyalty to its clients, and Candriam expects its Staff Members to adhere to this duty.

Additional requirements apply where Candriam is a fiduciary for separately managed accounts for U.S. employee benefit plan clients subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA" and "ERISA plan clients").

ERISA contains strict regulatory requirements including a fiduciary duty of prudence, which requires that a fiduciary demonstrate and document the procedural prudence of its decision making.

ERISA also imposes a duty of loyalty, which requires that fiduciaries act for the exclusive benefit of the ERISA plan client's participants and beneficiaries.

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Code of Ethics

This Code should be read together with Candriam's general ERISA Plan Compliance Policy.

Candriam expects its Staff Members to adhere to these duties and the other duties imposed by ERISA.

1.5.2. Compliance with Law

Candriam strictly complies with the laws applicable to its business in the jurisdictions in which it offers or provides services to clients. Staff Members are required to do so as well to the extent any such laws are applicable. If a Staff Member is unsure of what laws are applicable, they can contact their Compliance function for clarification.

1.5.3. Additional Prohibitions

In addition to the specific prohibitions on certain personal securities transactions as set forth herein, all Candriam Staff Members are prohibited from:

(i) employing any device, scheme, or artifice to defraud any client or prospective client (including, with respect to Candriam's ERISA plan clients, acting for the exclusive benefit of the ERISA plan client).

(ii) making to any client or prospective client any untrue statement of a material fact or omitting to state to such prospect or client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

(iii) engaging in any act, practice or course of business which operates or would operate as a fraud or deceit upon any client or prospective client.

(iv) engaging in any manipulative practice with respect to any client or prospective client.

(v) revealing to any third party (except in the normal course of his or her duties on behalf of a client) any non-public information regarding securities transactions by any client or the consideration by any client or the Firm of any securities transactions.

(vi) causing any ERISA plan client to engage in any nonexempt prohibited transaction or any other transaction that would violate Candriam's applicable fiduciary duties under ERISA, as described under Candriam's ERISA Plan Compliance Policy.

1.5.4. Acknowledgement of receipt and Certification

Each Staff Member shall provide to the Compliance Department initially and not later than 10 calendar days after her/his arrival a signed Compliance Acknowledgement Letter in order to undertake her/himself to observe and comply with all policies and procedures as set out in the manual including the COE.

Each Staff Member shall provide the Compliance with an Initial certification of compliance by any means accepted by Candriam including through any dedicated tool adopted by Candriam not later than 10 calendar days after the first compliance request.

1.6. Related policies and procedures

The Policy is also to be read in conjunction with other policies and procedures:

- Conflicts of Interest Policy.
- Code of Conduct.
- Best Selection Policy.

Relevant monitoring controls are performed appropriately according to the above-mentioned control processes ("first-level controls") and testing controls are carried out by the Compliance ("second-level controls").

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2. Roles and Responsibilities 2.1. The Board of Directors The Board of Directors is primarily responsible for supervision of the management of Candriam, responsible for the strategy I general policy, risk monitoring and shareholders relations and as part of this role, of examining and approving the key policies set forth by the Board of Management Candriam. 2.2. The Board of Management The Board of Management is responsible for establishing policies prescribing key measures, principles and guidelines to be implemented in order to plan, execute and control activities and achieve the objectives of the Company and the daily management of Candriam entities. The Board of Management examines and approve policies. The Board of Management via the Conducting Officers is also responsible for ensuring that all members of the staff are aware of the aspects of the Policy relevant to them. 2.3. The Compliance Department The Compliance Department is responsible of the control of the application and update of this Policy. 2.4. All employees All employees have a responsibility for carrying out aspects of the Policy that are relevant to them and any failure to adhere to this Policy can be considered as a breach of an employee’s contract.

3. Prohibition on insider dealing and market manipulation Candriam Staff Members are required to adhere strictly to all applicable laws and regulations concerning insider dealing and disclosure of material inside information. Violations of these laws and regulations may result in disciplinary action by Candriam, as well as penalties under law. Insider information definitions in accordance with Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 can be summarized as the illegal use of confidential information from inside the company for personal gain. It is also described as: Use any non-public information. Offering a degree of certainty and specific enough to be able to infer an impact on the financial instruments. Directly or indirectly, information concerning one or more issuers of financial instruments; and Which, if it were made public, would be likely to have a significant effect on the price of those financial instruments or related derivative financial instruments such as commodity underlying. It also applies to auctioned products such as emissions. Market manipulation definitions according to Article 12 of Regulation (EU) No 596/2014 imply, inter alia, the following behaviour: a) The carrying out of transactions or issuing orders: Which give or are likely to give false or misleading signals as to the supply of, demand for, or price of financial instruments; or Which secure, or are likely to secure, by a person or persons acting in collaboration, the price of one or several financial instruments at an abnormal or artificial level, unless the person who entered into the transactions or issued the orders establishes that his/her reasons for so doi’Y:;j are legitimate and that those transactions or orders to trade conform to accepted market practices on the regulated market concerned. b) Carrying out transactions or issuing orders to trade which employ fictitious devices or any other form of deception or contrivance or c) Disseminating information, through the media (including the Internet, or by any other means), which gives or is likely to give false or misleading signals as to the supply of, demand for, or price of financial instruments, including the dissemination of rumors and false or misleading news, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading. As a general rule, personal transactions undertaken by each Staff Member must not conflict with Candriam’s duty of care to its clients and investors under the regulatory system nor contravene the market abuse rules or involve the misuse or improper disclosure of confidential information. Staff Members may not use confidential or proprietary information for personal investment purposes or for personal gain. The prohibition also extends to using another person to take such actions ordisclosirg information or opinions to another person, which might lead them to undertake such business. Any security purchased by an employee on a covered account in contravention of the COE must be sold immediately and no later than 2 business days after notification of the breach by the Compliance team. Employee will not be compensated for any financial disadvantage or loss arising in application of this Code. The following rules are designed to protect Staff Members and Candriam, from any allegation of improper conduct arising from personal transactions. Staff Members may not try to avoid the rules by undertaking their personal transactions through the names of other persons/third parties whether directly or indirectly connected to them. Therefore, if a Staff Member is not permitted to enter into a transaction for their own account, they must not procure any other person/third party to enter into such a personal transaction on their behalf.

Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

4. Authorized personal account transactions for non-covered persons

Each Staff Member, that is not a Covered Person, are not permitted to undertake personal transactions except that:

- The following transactions are permitted but must be reported to the Compliance Department as the case may be, in accordance with Section 8 and Exhibit 2:
  (i) Candriam Exchange Traded Funds ("ETF") that hold at least 30 underlying securities, and exchange traded funds on commodities.
  (ii) Candriam funds (UCITS, AIF, OEIC, U.S. registered investment companies and similar funds offered to the public, whether or not organized in the EU).
  (iii) Options and futures.
  (iv) Stocks or corporate bonds.
  (v) Sovereign bonds issues by an OECD Country or European Union Countries.
- The following transactions are permitted and must not be reported to the Compliance Department
  (i) Non-Candriam Exchange Traded Funds ("ETF") that hold at least 30 underlying securities, and exchange traded funds on commodities.
  (ii) Non-Candriam funds (UCITS, AIF, OEIC, U.S. registered investment companies and similar funds offered to the public, whether or not organized in the EU).
  (iii) Transactions that are non-volitional in nature[1]: e.g., mandatory corporate actions (stock splits, stock dividends, exchanges and conversions, mandatory tenders, pro rata distributions to all holders of a class of securities), donation or inheritances of securities, and margin/maintenance calls (where the securities to be sold are not directed by the covered person).
  (iv) Transactions that are related to:
    a) Bankers' acceptances.
    b) Bank certificates of deposit.
    c) Commercial paper.

EXHIBIT 2B summarizes these rules for Non-Covered persons.

5. Authorized personal account transactions for covered persons

The following rules apply to Covered Persons and their Relatives.

Covered Persons are not permitted to undertake personal transactions except that:

- the following transactions are permitted but must be reported to the Compliance Department as the case may be, in accordance with Section 8 and Exhibit 2:

  (i) Candriam Exchange Traded Funds ("ETF") that hold at least 30 underlying securities, and exchange traded funds on commodities.
  (ii) Candriam funds (UCITS, AIF, OEIC, U.S. registered investment companies and similar

[1] These transactions must however be reflected, as soon as possible and at the latest at each certification, in the quantities declared in position in the specific tool adopted by Candriam.

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funds offered to the public, whether or not organized in the EU). (iii) Options and futures on commodities or securities indices that have at least 30 constituent underlying securities. (iv) Stocks orcorporate bonds issued by issuers which are considered as Large capitalization when the investment is made, which are considered to have a market capitalization exceeding 10 billion USD (on the secondary market or on the primary market when the overall issue is above 10 billion USD). (v) Sovereign bonds issues by an OE<D Country or European Union Countries. • The following transactions are permitted and must not be reported to the Compliance Department (i) Non-Candriam Exchange Traded Funds ("ETF") that hold at least 30 underlying securities, and exchange traded funds on commodities. (ii) Non-Candriam funds (UCITS, AIF, OEIC, U.S. registered investment companies and similar funds offered to the public, whether or not organized in the EU). (iii) Transactions that are non-volitional in nature2: e.g., mandatory Corporate actions (stock splits, stock dividends, exchanges and conversions, mandatory tenders, pro rata distributions to all holders of a class of securities), donation or inheritances of securities, and margin/maintenance calls (where the securities to be sold are not directed by the covered person). (iv) Transactions that are related to: a) Bankers' acceptances. b) Bank certificates of deposit. c) Commercial paper. EXHIBIT 2A summarizes these rules for Covered persons and their Relatives. 6. General requirements regarding personal transactions- All staff members This section applies to all Candriam Staff Members. 6.1. Initial Holdings disclosure Each Staff Member shall submit by any means accepted by Candriam including through any dedicated tool adopted by Candriam not later than 10 calendar days after his/her arrival: (i) All Covered Accounts (as defined in Exhibit 1). (ii) All Covered Holdings. 6.2. Declaration of transactions All Staff Members (Covered and Non-Covered) must declare to the Compliance Department all of their covered transactions as listed in Exhibit 2 in a dedicated tool before the transaction is executed The following process must be completed via StarCompliance: 1. Initiation of the request: The Employee submits a request for approval for an upcoming transaction via the StarCompliance interface, specifying details such as the financial instrument, the amount, and the ex

Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

2. Verification: The system runs automatic checks to ensure that the proposed transaction complies with Candriam's internal policies, regulatory rules, and that it does not exceed risk limits or security restrictions (prevention of market abuse).

3. Approval or rejection: After this review, the transaction is either approved or rejected based on the results of the checks. The user is informed of the decision (approval or rejection) and may, if approved, proceed with the transaction.

6.3. Holdings period requirement

All Staff Members are prohibited from undertaking personal transactions for speculative purposes and must hold personal investments for a period longer than 30 calendar days.

In practice, this obligation implies that no sell can be done within 30 calendar days after the last buy of the same security/derivative contract (even if other buy transactions on the same instrument have been performed previously). Exceptions to this rule may be granted for compelling reasons. Furthermore, personal transactions must not demand too much of a Staff Member's time or prevent them in any other way from fulfilling them contractual duties.

All Staff Members are prohibited from selling securities short.

Excessive or inappropriate trading that interferes with job performance or compromises the duty that the Candriam owes to its clients will not be permitted. An unusually high level of personal trading is strongly discouraged.

6.4. Initial Public Offering and Limited Private Offering (Private Placement)

Staff members may not acquire beneficial ownership of any security in an initial public offering, or a limited private offering (including investments in limited partnerships and hedge funds) not made to the general public or a virtual currency token offered in an initial or digital coin offering (also called ICOs or token sales) except with the express written prior approval of the Conduct & Compliance Advisory Team .

Requests for such permission are to be submitted by e-mail via conduct@candriam.com.

6.5. Annual security account statement

Each year, no more than 30 calendar days after the end of each calendar year, all Staff Members must arrange to provide a security account statement, of the holdings of their Covered Accounts from their banks/broker to the Compliance Department.

This can be done by any means accepted by Candriam including through any dedicated tool adopted by Candriam.

The Compliance Department shall review these account statements to identify conflicts of interest or potential misconduct.

6.6. Annual Certification

Each year, no more than 30 calendar days after the end of each calendar year, all Candriam Staff Members must provide the Compliance Department with a Certification of Compliance with this Code of Ethics by any means accepted by Candriam including through any dedicated tool adopted by Candriam.

6.7. Restricted Security List

In addition, Staff Members may be subject to a Restricted Security List maintained by the Compliance Team that includes securities where Candriam has, or is in a position, to receive material non-public information about a company as a result of a special relationship between Candriam, a Covered Person

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Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

and the security's issuer. When applicable, concerned Staff Members are individually informed by Compliance of the existence of that restriction.

Employees are not allowed to trade or invest in any securities listed on the Restricted Security List without the prior consent of the Compliance Team .

If any concerned Staff Member already holds a security that is on the Restricted Security List and has not received consent from the Compliance Team, such Staff Member must continue to hold and may not execute any buy or sell orders for the relevant security until such security is removed from the Restricted Security List.

7. Additional requirements regarding personal transactions – covered persons

This section only applies to Candriam Staff Members that are "Covered Persons" and their Relatives.

7.1. Quarterly Certification

Each Covered Person, within 30 calendar days of the end of each calendar quarter (end March, June, September, and December), must confirm that he/she has complied with the Code of Ethicsand that he/she has either declared all reportable transactions or has no reportable transactions to declare, by any means accepted by Candriam including through any dedicated tool adopted by Candriam.

7.2. Confirmation of personal transactions

All Covered Persons must provide a copy of the bank/broker-dealer confirmation of their personal transactions or arrange for the bank/broker-dealer holding their Covered Accounts to send duplicate confirmation of their transaction to the Compliance Department no later than the business day after the transaction, or where the Staff Member enters into a transaction while absent from the office due, for example, to holiday or illness, without delay as soon as practicable thereafter and no later than the first day such Staff Member is back in the office. In this case, an explanatory comment must be included in the declaration when the timing of the required declaration is not respected .

8. Exceptions from reporting requirements

There is no reporting requirement for all Staff Members with respect to personal transactions if:

- Effected pursuant to an automatic investment plan (such as saving or pension plans but only with automatic investments).
- Effected by a financial institution in any Covered Account over which the Staff Member has no direct or indirect influence or control (a "Personal account managed by a third party without intervention") to the condition that the investment discretion for such account has been delegated in writing to an independent fiduciary and such investment discretion is not shared with the Covered Person.
- Effected by a Delegate in any Covered Account over which the Staff Member has no direct or indirect influence, control ("Covered account managed by a Delegate without intervention") to the condition that:
    - the Covered Person certifies in writing (using Exhibit 3) that they have not and will take any investment decision nor discuss any potential investment decisions with such Delegate,
    - and the Conduct & Compliance Advisory Team has determined that the account satisfies the foregoing requirements.

There is also no requirements in terms of certifications and declarations for justified absences (holidays, sick leave, maternity leave, etc.). The exemption is only valid during this period of time and until the return at work. From this date, the employee has to comply with all the obligations without delay as soon as practicable and no later than the first week of work.

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9. US Registered representatives Staff Members that are Registered Representatives in the United States are also subject to additional reporting requirements and must report securities holdirgs to their member firm(s). Please refer to the broker-dealer's policies and procedures for such disclosure requirements. 10. The Board of Directors Certain members of the Board of Directors of Candriam are either employed by Candriam affiliate New York Life Investment Management ("NYLIM") or another New York Life entity ("NYL Associated Directors") or are not employed by Candriam, New York Life, or any affiliate of Candriam or New York Life (an "Outside Director''). Candriam seeks to keep any NYL Associated Directors and Outside Directors informed of Candriam's investment activities through reports and other information provided in connection with Board meetings and other Board events. Since NYL Associated Directors and Outside Directors do not work in the investment business of Candriam, Candriam Policy is not to communicate routinely with them concerning specific trading information or advice on specific issues (i.e., no information is given regarding investments for which current activity is being considered for clients). In light of this code, such Director only needs to obtain prior approval for a personal trade in a security if he or she knew or, in the ordinary course of his or her activities should have known, that during a 15-day period immediately before or after a transaction in that security, either a Candriam client purchased or sold that security or Candriam considered purchasing or selling that security on behalf of a client. If this occurs, then the Director would be required to submit a transaction report forthe quarter in which the trade took place. That report may be submitted to Candriam under this code, orin the case of a NYL Associated Director, to NYLIM under its Code of Ethics. 11. Miscellaneous 11.1. Chief Legal & Compliance Officer The Chief Compliance Officer must request approvals from the Global Head of Compliance or submit reports with respect to their personal securities transactions or other activities restricted by the Code of Ethics by any means accepted by Candriam including through any dedicated tool adopted by Candriam. 11.2. Review Procedures A review of this Code will be made at least every two years by the Compliance function to ensure it remains accurate and fit for purpos

11.3. lnterpretation Should any staff member have questions on how they interpret this Code or whether a proposed transaction, account, etc. should be reported, they are encouraged to contact the Conduct & Compliance Advisory Team for clarification. 11.4. Reporting of Violations All Staff Members, upon learning of any violation of these rules, are expected to report the violation promptly to the Compliance team in writing. The Compliance Team shall note on any such report the date of its receipt. Notwithstanding the foregoing, nothing in this Code of Ethics, or any other firm policy, guideline or agreement, prohibits or restricts you from initiating communications directly with, or responding to any inquiry from, any regulatory or supervisory authority regarding any good faith concerns about possible violations of law or regulation. 11.5. Sanctions If advised of a violation of this Code of Ethics by any Staff Member, the Chief Legal & Compliance Officer or the Global Head of Compliaoce may impose such sanctions as deemed appropriate and provided for by law. 11.6. Records Candriam will maintain and preserve the following records in the manner and to the extent set forth below, and these shall be available for examination by representatives of the SEC and other regulators as applicable, which may include the U.S. Department of Labor. (i) a copy of this Code andany other rules, policies, procedures and codes which are, or at any time within the pastfive years have been in effect, shall be held for the first two years in Candriam's office; (ii) a record of any violation of this Code and of any action/sanctions taken as a result of such violation shall be held for a period of not less than five years following the end of the fiscal year and for the first two years after the violation at Candriam's office; a copy of each report made, notice or acknowledgement received pursuant to this Pol icy shall be preserved in an easily accessible place for a period of not less than five years from the end of the fiscal year in which it is made and for the first two years in Candriam's office; (iii) a list of all persons who are required, or within the past five years have been required, to make reports pursuant to this Code shall be maintained in an easily accessible place, the first two years in Candriam's office; and (iv) record of any decision, and the reasons supporting the decision, to approve a transaction by an C

Code of Ethics

CANDRIAM
A NEW YORK LIFE INVESTMENTS COMPANY

11.8. Investment Clubs

Covered Persons are prohibited from joining an Investment Club, which is defined as a group of people who pool their money to make investments and who collectively make investment decisions. Any questions as to whether an organization or partnership qualifies as an Investment Club should be directed to the Compliance Team.

12. U.S. Employee benefit plans and Erisa

This Code should be read together with Candriam's general ERISA Plan Compliance Policy. The ERISA Plan Compliance Policy which describes the comprehensive U.S. statutory scheme that governs the operation, administration, and investment of plans.

ERISA's requirements include strict requirements relating to conflicts of interest and prohibited transactions. Any approval granted under this Code for an action that may relate to an ERISA plan client should take into account the requirements of ERISA.

In addition, certain U.S. employee benefit plans are not subject to ERISA, including governmental plans and church plans. These plans may instead be subject to other laws, such as state or local laws, which may be similar to or different from ERISA.

The laws applicable to a U.S. governmental plan or church plans should be reviewed on a case-by-case basis. For example, the laws applicable to governmental plans, and even different governmental plans within the same city or state, can vary widely. Candriam will establish policies and procedures for instances when Candriam acts as an investment adviser or discretionary investment manager for plan clients not subject to ERISA.

13. Data protection

These Covered Accounts relate not only to Staff Member's financial portfolios but also to the financial portfolios of their spouse, relatives and all persons referred to Exhibit 1.

Given that such disclosures contain "personal data", Candriam must comply with specific rules governing privacy and data protection.

Such personal data may be transferred to other Candriam/New York Life entities for Compliance purposes as well as to competent authorities in the European Union and the United States when duly required and or permitted by relevant laws or regulations.

Staff Members and their Relatives are entitled to oppose on legitimate grounds to the collection and processing of personal data, request access personal data, rectify inaccuracies, request the deletion of personal data by contacting the Compliance Team.

Given that Candriam does not have any contact with such Relatives, Candriam requests that Staff Members convey on its behalf the above information to them and relay to Candriam any request such Relative may have regarding the above data processing.

Candriam will delete and purge such data within 5 years after the departure of Staff Member.

14. Concluding provisions

The Policy comes into force with immediate effect and is subject to regular review and if indicated by the review, subsequent update.

15. Exhibits

15.1. Exhibit 1 – Covered accounts

The Code of Ethics applies to all transactions in the following investment accounts:

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Accounts held for your benefit by you or other persons (including nominees, custodians, brokers, pledgees, partnerships, personal holding companies, trustees or other fiduciaries). For covered persons, accounts held by (or for the benefit of) your spouse or any children or relatives who share your home. Accounts (otherthan Candriam client accounts) for which you have or share, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise: Voting power (which includes power to vote, or to direct the voting of, a security). Investment power (which includes the power to dispose, or to direct the disposition� of a security. Accounts held by any other person to whose support you materially contribute or in which, by reason of any agreement or arrangement, you have or share benefits substantially equivalent to ownership, including, for example: Arrangements (which may be informal) under which you have agreed to share the profits from an investment. Accounts maintained or administered by you for a relative (such as children or parents) who do not share your home. Accounts you oversee which involve any other person not described above in which you may have an interest that could affect your best judgment.

15.2. Exhibit 2A- Covered persons only and their Relatives 1 Rules for Covered Persons and their Relatives (Y=Yes/N=No, NA= Not Applicable) Declaration Holclng period Disclosure of Initial Annual security Confirmation of Financial Instruments Pre-clearance transactions (calendar days) holclngs accountsta?ent transaction All transactions prohlbHed except: Equities and CorpotateBonds issued by La-ge capE (Marketcap > 10 billion USO) at transaction date y y 30 days y y y Options and Futlres (Authorized Index ll’ld Commodities) y y 30 Days y y y Funds managed by or delegated to Can? E’1’F: y y 30 days y y y (inciLding Candriam ETF}(including authorizsd Non CandriamFunds(induding noo-Candriam ETF N N N N N N Sovereign bonds issued by an y y 30 days y y y OECD country or European Union Countries Priva , placement and IPOs y y 30 days NA NA y on large caps Money Mar1tet instruments (such as “Bona de caisse”, CD, CP) N N N N N N Specific c:.u.: Covered account managed by a third party wlllouinwvention N N N N N N AutomaticlnvestmentPian(saWigorpension plan N N N N N N Saving or Pension plan with intervention y y 30 days y y y MandatoryCorpora”’ scions, donation, inheriiii“IOIBand marginfmaintenance calls N N 30 days N N N

15.3. Exhibit 28- Candriam Staff Members excluding Covered Persons I Rules for Non-Covered Persons (excluding relatives) (Y=Yes/N=No, NA= Non-Applicable) Declaration Holding period Disclosure of initial Annual security Confirmation of Financial Instruments pre-clearance transactions (calendar days) holdings account statement transaction Allowed for transactions: Equities and Corporate Bonds y y 30 days y y N Options and Futures y y 30 Days y y N Funds managed by or delegated to Candriarr y y 30 days y y N (including CandriamETF)(lnclud ingauthorized ETF Non Candriam Funds(induding no-Candriam ETF N N N N N N Sovereign bonds issued by an y y 30 days y y N DECO country or European Union Countries Private placement and IPOs y y 30 days NA NA N Money Market instruments N N N N N N (such as “Bons decaisse”, CD, CP) Specific cases: Covered account managed by a third party ?intervention N N N N N N Automatic Investment Plan(saving or pension plan N N N N N N Saving or Pension plan with intervention y y y y y N Mandatory Corporate actions. donation, inherilalcesmargin/maintenance calls N N 30 days N N N

15A. Exhibit 3—Covered Account over which the Covered Person has !!Q direct or indirect influence or control (“Covered account managed by a Delegate without intervention”) Employee identification Last name: Employee identification First name: Entity: Department: Position: For the account number :. at . .(Financial institution), I declare that as a person involved, I do not exercise any direct or indirect influence or control on this account and investment decisions for this account are made by . In accordance with the rules of the Code of Ethics (point 8), I choose not to report positions and transactions with regard to this account because the investment decisions are not taken by myself. Date: Signature: Please send this document to the Conduct & Compliance Advisory Team by e-mail to conduct@candriam.com.